

August 25, 2010

Steven Charles Manthey
10940 Wilshire Boulevard, Suite 1600
Los Angeles, California 90024

> **Re:** **Manthey Redmond Corporation**
> **Amendment No 3 to Registration Statement on Form S-1**
> **Filed August 11, 2010**
> **File No. 333-161600**

Dear Mr. Manthey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements, page F-2

1.  Please update your financial statements as required by Rule 8-08 of Regulation S-X. Your MD&A discussion should be updated accordingly and an updated accountant's consent should also be included with the amendment to the filing.

Exhibit 5.0

2.  Given the statement in the fourth full paragraph that counsel has assumed no obligation to supplement the opinion if any applicable law changes or if counsel becomes aware of any fact that might change the opinion after the date it was given, please file a new opinion dated as of the date of effectiveness.

3.  Please ask your counsel to provide us written confirmation, to be submitted as correspondence on EDGAR, that the reference and limitation in its opinion to the "Delaware General Corporation Law" includes the statutory provisions and also all

applicable provisions of the Delaware State Constitution and reported judicial decisions interpreting these laws.

<u>Exhibit 23.1</u>

4.      Reference is made to the last sentence in the auditors' consent.  Please have your auditors revise this consent to provide the correct heading under which they are referenced.  It appears that the correct heading should be "Experts" not "Interests of Named Experts and Counsel."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or in his absence, Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters.  Please contact Jay Mumford at (202) 551-3637 or Mary Beth Breslin, Senior Attorney at (202) 551-3625 with any other questions.

Sincerely,


Russell Mancuso
Branch Chief


cc (via fax):    Lee W. Cassidy, Esq.